Exhibit 99.1

Condensed Consolidated Interim Financial Statements

(Expressed in United States dollars)

CRH MEDICAL CORPORATION

(Unaudited)

Three and nine months ended September 30, 2017 and 2016

CRH MEDICAL CORPORATION

Condensed Consolidated Balance Sheets

(Unaudited)

(Expressed in United States dollars)

As at September 30, 2017 and December 31, 2016

	Notes	September 30, 2017	December 31, 2016

Assets

Current assets:
Cash and cash equivalents		$10,361,977	$9,507,004
Trade and other receivables		10,041,461	9,836,739
Current tax assets		1,088,870	1,551,140
Prepaid expenses and deposits		456,383	550,811
Inventories		392,709	300,760
		22,341,400	21,746,454

Non-current assets:
Property and equipment		380,836	324,198
Intangible assets	4	176,915,032	133,667,311
Derivative asset	8	-	1,261,298
Deferred tax assets		9,164,247	6,539,621
		186,460,115	141,792,428

Total assets		$208,801,515	$163,538,882

Liabilities

Current liabilities:
Trade and other payables		$4,286,151	$3,229,685
Employee benefits		376,494	226,874
Current tax liabilities		254,299	2,067,671
Notes payable and bank indebtedness	9	3,007,812	5,791,787
Deferred consideration	4	898,195	773,134
Member loan	4	435,000	-
		9,257,951	12,089,151

Non-current liabilities:
Deferred consideration	4	2,207,127	3,133,694
Notes payable	9	60,734,278	38,138,774
Earn-out obligation	12	12,698,313	13,149,130
Deferred tax liability		-	101,846
		75,639,718	54,523,444

Equity
Share capital		54,297,467	52,706,484
Contributed surplus		8,185,692	7,142,964
Accumulated other comprehensive loss		(66,772)	(66,772)
Retained earnings		4,009,866	733,155
Total equity attributable to shareholders of the Company		66,426,253	60,515,831
Non-controlling interest		57,477,593	36,410,456
Total equity		123,903,846	96,926,287

Total liabilities and equity		$208,801,515	$163,538,882

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:

(signed) “Edward Wright”	Director	(signed) “Anthony Holler”	Director
Edward Wright		Anthony Holler

1

CRH MEDICAL CORPORATION

Condensed Consolidated Interim Statements of Operations and Comprehensive Income

(Unaudited)

(Expressed in United States dollars)

Three and nine month periods ended September 30, 2017 and 2016

		Three months ended		Nine months ended
	Notes	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016

Revenue:
Anesthesia services	13	$20,480,288	$19,446,645	$59,510,491	$44,813,732
Product sales	13	2,864,742	2,661,492	8,428,735	7,718,797
		23,345,030	22,108,137	67,939,226	52,532,529

Expenses:
Anesthesia services expense	5	16,717,856	13,567,334	47,159,740	30,844,229
Product sales expense	6	1,199,232	1,079,078	3,589,839	3,279,607
Corporate expense	7	1,776,300	867,192	4,854,318	2,827,002
		19,693,388	15,513,604	55,603,897	36,950,838

Operating income		3,651,642	6,594,533	12,335,329	15,581,691

Finance income	11	(858,628)	(23,655)	(814,565)	(1,026,429)
Finance expense	11	459,062	1,405,142	5,232,162	4,274,298

Income before tax		4,051,208	5,213,046	7,917,732	12,333,822

Income tax expense		603,319	187,525	547,852	2,611,676

Net and comprehensive income		$3,447,889	$5,025,521	$7,369,880	$9,722,146

Attributable to:
Shareholders of the Company		$2,228,486	$2,869,515	$3,276,711	$7,094,285
Non-controlling interest		1,219,403	2,156,006	4,093,169	2,627,861
		$3,447,889	$5,025,521	$7,369,880	$9,722,146

Earnings per share attributable to shareholders:
Basic	10(d)	$0.030	$0.040	$0.044	$0.099
Diluted	10(d)	$0.030	$0.039	$0.043	$0.096

Weighted average shares outstanding:
Basic		74,109,738	71,958,864	73,691,799	71,579,028
Diluted		75,479,962	74,310,547	75,693,122	74,156,576

See accompanying notes to condensed consolidated interim financial statements.

2

CRH MEDICAL CORPORATION

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

(Expressed in United States dollars)

Nine months ended September 30, 2017 and 2016

	Number of shares	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings (deficit)	Non- controlling interest	Total equity

Balance as at January 1, 2016	71,206,547	$51,066,044	$6,556,951	$(66,772)	$(9,831,078)	$9,249,220	$56,974,365

Total net and comprehensive income for the period	-	-	-	-	7,094,285	2,627,861	9,722,146

Transactions with owners, recorded directly in equity:

Stock-based compensation expense	-	-	851,288	-	-	-	851,288

Common shares purchased on exercise of options	938,750	720,272	(309,075)	-	-	-	411,197

Common shares issued on vesting of share units	80,000	229,378	(229,378)	-	-	-	-

Exercise of broker warrants (note 10)	100,705	366,988	(103,897)	-	-	-	263,091

Distribution to non-controlling interest	-	-	-	-	-	(2,240,949)	(2,240,949)

Acquisition of non-controlling interest (note 4)	-	-	-	-	-	27,334,322	27,334,322

Balance as at September 30, 2016	72,326,002	$52,382,682	$6,765,889	$(66,772)	$(2,736,793)	$36,970,454	$93,315,460

Balance as at January 1, 2017	72,745,939	52,706,484	7,142,964	(66,772)	733,155	36,410,456	96,926,287

Total net and comprehensive income for the period	-	-	-	-	3,276,711	4,093,169	7,369,880

Transactions with owners, recorded directly in equity:

Stock-based compensation expense	-	-	2,655,173	-	-	-	2,655,173

Common shares purchased on exercise of options	178,750	79,369	(33,812)	-	-	-	45,557

Common shares issued on vesting of share units	1,202,549	1,511,614	(1,578,633)	-	-	-	(67,019)

Distribution to non-controlling interest	-	-	-	-	-	(9,683,093)	(9,683,093)

Acquisition of non-controlling interest (note 4)	-	-	-	-	-	26,657,061	26,657,061

Balance as at September 30, 2017	74,127,238	$54,297,467	$8,185,692	$(66,772)	$4,009,866	$57,477,593	$123,903,846

See accompanying notes to condensed consolidated interim financial statements.

3

CRH MEDICAL CORPORATION

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

(Expressed in United States dollars)

Three and nine month periods ended September 30, 2017 and 2016

		Three months ended		Nine months ended
	Notes	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Cash provided by (used in)

Operating activities:
Net income		$3,447,889	$5,025,521	$7,369,880	$9,722,146
Adjustments for:
Depreciation of property, equipment and intangibles		5,918,773	4,742,354	16,610,537	10,187,781
Stock based compensation expense		967,686	297,729	2,655,173	851,288
Unrealized foreign exchange (gain) loss		(44,145)	60,111	43,296	(994,995)
Finance expense (recovery)		(399,562)	1,405,142	4,329,513	4,274,298
Income tax expense		603,319	187,525	547,852	2,611,676
Operating activity before changes in operating assets and liabilities		10,493,960	11,718,382	31,556,251	26,652,194
Taxes paid		(707,673)	(341,427)	(4,560,184)	(3,069,565)
Change in trade and other receivables		(457,734)	111,996	(204,722)	(1,885,191)
Change in prepaid expenses and deposits		243,500	92,726	94,428	187,893
Change in inventories		(35,440)	(6,343)	(91,949)	(34,129)
Change in trade and other payables		538,518	(403,398)	903,196	336,789
Change in employee benefits		29,931	44,029	149,620	64,860
Change in advance		-	(5,000)	-	100,000
Cash provided by operating activities		10,105,062	11,210,965	27,846,640	22,352,851

Financing activities
Proceeds (repayment) of member loans		375,000	-	435,000	(164,094)
Payment of deferred consideration		-	-	(900,000)	-
Proceeds on bank indebtedness	9	21,500,000	-	68,200,000	26,000,000
Repayment of notes payable and bank indebtedness	9	-	(3,250,000)	(50,043,750)	(6,500,000)
Repayment of interest on notes payable and bank indebtedness		(270,528)	(1,057,726)	(2,673,838)	(2,426,529)
Payment of financing fees		-	(15,000)	(354,565)	(579,460)
Proceeds on settlement of derivative asset		-	-	1,313,874	-
Distribution to non-controlling interest		(3,429,881)	(932,631)	(9,683,093)	(2,240,949)
Proceeds from the exercise of broker warrants		-	141,996	-	263,091
Proceeds from the issuance of shares relating to stock based compensation		-	256,122	(21,462)	411,197
Cash provided by (used in) financing activities		18,174,591	(4,857,239)	6,272,166	14,763,256

Investing activities
Acquisition of property and equipment		(95,584)	(4,025)	(116,558)	(108,166)
Acquisition of anesthesia services providers	4	(25,661,658)	-	(33,153,268)	(30,062,239)
Cash used in investing activities		(25,757,242)	(4,025)	(33,269,826)	(30,170,405)

Effects of foreign exchange on cash and cash equivalents		5,094	(2,276)	5,993	7,027

Increase in cash and cash equivalents		2,527,505	6,347,425	854,973	6,952,729

Cash and cash equivalents, beginning of period		7,834,472	4,177,648	9,507,004	3,572,344

Cash and cash equivalents, end of period		$10,361,977	$10,525,073	$10,361,977	$10,525,073

See accompanying notes to condensed consolidated interim financial statements.

4

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and nine months ended September 30, 2017 and 2016

1.	Reporting entity:

CRH Medical Corporation (“CRH” or “the Company”) was incorporated on April 21, 2001 and is incorporated under the Business Corporations Act (British Columbia). The Company provides anesthesiology services to gastroenterologists in the United States through its subsidiaries and also specializes in the treatment of hemorrhoids utilizing its treatment protocol and patented proprietary technology.

CRH principally operates in the United States and is headquartered from its registered offices located at Unit 578, 999 Canada Place, Vancouver, British Columbia, Canada.

2.	Basis of preparation:

(a)	Statement of compliance:

These unaudited condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, these condensed consolidated interim financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). These condensed consolidated interim financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2016. In management’s opinion, all adjustments considered necessary for fair presentation have been included in these financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 1, 2017.

(b)	Basis of measurement:

The Company’s condensed consolidated interim financial statements have been prepared on a going concern and historical cost basis except for certain financial instruments which are recorded at fair value.

(c)	Functional and presentation currency:

These condensed consolidated interim financial statements are presented in United States dollars, which is the Company’s presentational currency. The functional currency of the Company’s parent company and subsidiaries is the United States dollar.

5

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and nine months ended September 30, 2017 and 2016

2.	Basis of preparation (continued):

(d)	Use of estimates, assumptions and judgments:

The preparation of the Company’s condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant areas requiring the use of management estimates relate to the assessment for impairment and useful lives of intangible assets, determining the fair value of share units, estimates supporting reported anesthesia revenues, the recoverability of trade receivables, the valuation of certain long term liabilities, including liabilities relating to contingent and deferred consideration, the vesting term for share units with market and performance based performance targets, the valuation of acquired intangibles, the valuation of deferred tax assets and the allocation of purchase consideration to the fair value of assets acquired and liabilities assumed.

Significant judgments made by management in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements includes the determination of functional currency and the accounting classification of financial instruments. In conjunction with the Company’s business acquisitions, these judgments also include the Company’s determination of control for the purposes of consolidation and the Company’s definition of a business.

Reported amounts and note disclosures reflect the overall economic conditions that are most likely to occur and anticipated measures management intends to take. Actual results could differ from those estimates.

(e)	Comparative information:

Certain comparative information has been reclassified to conform with the presentation adopted in the current fiscal year.

3.	Significant accounting policies:

These condensed consolidated interim financial statements have been prepared using the significant accounting policies and methods of computation consistent with those applied in the Company’s December 31, 2016 annual consolidated financial statements.

The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective. Amendments, standards and interpretations that are issued but not yet effective are described in the Company’s annual financial statements for the period ended December 31, 2016. Management is in the process of evaluating the impact of IFRS 15, Revenue from Contracts with Customers and IFRS 16, Leases, on the Company and has not yet determined the impact.

6

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and nine months ended September 30, 2017 and 2016

4.	Business combinations:

During the nine months ended September 30, 2017, the Company completed six business combinations. All business combinations completed during the period have been included in the anesthesia segment of the Company and include the following:

Acquired Operation	Date Acquired	Consideration
DDAB, LLC (“DDAB”)	February 2017	$5,273,570
Osceola Gastroenterology Anesthesia Associates, LLC (“OGAA”)	March 2017	$3,401,819
West Florida Anesthesia Associates, LLC (“WFAA”)	August 2017	$5,840,000
Central Colorado Anesthesia Associates, LLC (“CCAA”)	September 2017	$7,888,919
Raleigh Sedation Associates, LLC & Blue Ridge Sedation Associates, PLLC (“RSA”)	September 2017	$7,248,960
Alamo Sedation Associates, LLC (“ASA”)	September 2017	$3,500,000

The results of operations of the acquired businesses have been included in the Company’s consolidated financial statements from the date of acquisition.

The following table summarizes the fair value of the consideration transferred and the preliminary estimated fair values of the assets and liabilities acquired at the acquisition date. Certain of the estimates of fair value, most notably the professional services agreements, are preliminary and may be subject to further adjustments.

	DDAB	OGAA	WFAA	CCAA	RSA	ASA	Total
Cash	$4,089,791	$3,401,819	$5,840,000	$7,888,919	$7,248,960	$3,500,000	$31,969,489
Contingent consideration	1,183,779	-	-	-	-	-	1,183,779
Purchase consideration	$5,273,570	$3,401,819	$5,840,000	$7,888,919	$7,248,960	$3,500,000	33,153,268
Non-controlling interest	5,066,763	2,267,879	4,778,182	7,579,550	6,964,687	-	26,657,061
	$10,340,333	$5,669,698	$10,618,182	$15,468,469	$14,213,647	$3,500,000	$59,810,329

Assets and liabilities acquired:
Exclusive professional services agreements	10,340,333	$5,669,698	$10,606,192	$15,468,469	$14,213,647	$3,500,000	$59,798,339
Pre-close trade receivables	525,000	-	-	-	-	-	525,000
Pre-close trade payables	(525,000)	-	-	-	-	-	(525,000)
Prepaid expenses and deposits	-	-	11,990	-	-	-	11,990
Fair value of net identifiable assets and liabilities acquired	$10,340,333	$5,669,698	$10,618,182	$15,468,469	$14,213,647	$3,500,000	$59,810,329

Exclusive professional services agreements – amortization term	4.5 years	5 years	15 years	7 years	5 years	7 years
Acquisition costs expensed							$570,900

The value of the acquired intangible assets, being exclusive professional services agreements, have been determined on a provisional basis and relates to the acquisition of exclusive professional services agreements to provide professional anesthesia services. The amortization terms for the agreements are based upon contractual terms within the acquisition agreements and professional services agreements.

7

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and nine months ended September 30, 2017 and 2016

4.	Business combinations (continued):

DDAB

In February 2017, a subsidiary of the Company entered into a membership interest purchase agreement to acquire 51% of the ownership interest in DDAB, LLC (“DDAB”), an anesthesia services provider in Georgia. The estimated purchase price under the agreement was $4,089,791 and was paid via cash. The purchase price was adjusted seven months following the acquisition date for actual cash collections in the months up to purchase. Contingent consideration of $1,183,779 was paid in the third quarter of 2017 with respect to the purchase price adjustment. As part of the transaction, the Company also entered into an operating agreement between it and the non-controlling interest shareholders of DDAB which governs the operation of the acquired business. As a result of the 51% ownership interest acquired and the operating agreement, the Company has acquired control of DDAB and, as a result, 100% of the financial results of DDAB have been included in the Company’s consolidated financial statements from the date of acquisition, being February 1, 2017. The non-controlling interest of $5,066,763 was determined based on 49% of the fair value of DDAB’s net identifiable assets as estimated by the Company.

In conjunction with the acquisition, the non-controlling interest shareholder of DDAB provided a working capital advance to DDAB totaling $71,819 at March 31, 2017. The working capital advance was repaid as of September 30, 2017.

OGAA

In March 2017, a subsidiary of the Company entered into a membership interest purchase agreement to acquire 60% of the ownership interest in Osceola Gastroenterology Anesthesia Associates, LLC (“OGAA”), an anesthesia services provider in Florida. The total purchase price under the agreement was $3,401,819 and was paid via cash. As part of the transaction, the Company also entered into an operating agreement between it and the non-controlling interest shareholders of OGAA which governs the operation of the acquired entity. As a result of the 60% ownership interest acquired and the operating agreement, the Company has acquired control of OGAA and, as a result, 100% of the financial results of OGAA have been included in the Company’s consolidated financial statements from the date of acquisition, being March 15, 2017. The non-controlling interest of $2,267,879 was determined based on 40% of the fair value of OGAA’s net identifiable assets as estimated by the Company.

In conjunction with the acquisition, both the Company and the non-controlling interest shareholder contributed loans of $90,000 and $60,000, respectively. The loans were repaid as of September 30, 2017.

8

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and nine months ended September 30, 2017 and 2016

4.	Business combinations (continued):

WFAA

In August 2017, a subsidiary of the Company entered into an asset contribution and exchange agreement to acquire 55% of the ownership interest in West Florida Anesthesia Associates, LLC (“WFAA”), an anesthesia services provider in Florida. The total purchase price under the agreement was $5,840,000 and was paid via cash. As part of the transaction, the Company also entered into an operating agreement between it and the non-controlling interest shareholders of WFAA which governs the operation of the acquired entity. As a result of the 55% ownership interest acquired and the operating agreement, the Company has acquired control of WFAA and, as a result, 100% of the financial results of WFAA have been included in the Company’s consolidated financial statements from the date of acquisition, being August 1, 2017. The non-controlling interest of $4,778,182 was determined based on 45% of the fair value of WFAA’s net identifiable assets as estimated by the Company.

In conjunction with the acquisition, both the Company and the non-controlling interest shareholder contributed loans of $82,500 and $67,500, respectively. The terms of the loans are such that they will be repaid first, prior to any future distributions and are non-interest bearing.

CCAA

In September 2017, a subsidiary of the Company entered into an asset contribution and exchange agreement to acquire 51% of the ownership interest in Central Colorado Anesthesia Associates, LLC (“CCAA”), an anesthesia services provider in Colorado. The total purchase price under the agreement was $7,888,919 and was paid via cash. As part of the transaction, the Company also entered into an operating agreement between it and the non-controlling interest shareholders of CCAA which governs the operation of the acquired entity. As a result of the 51% ownership interest acquired and the operating agreement, the Company has acquired control of CCAA and, as a result, 100% of the financial results of CCAA have been included in the Company’s consolidated financial statements from the date of acquisition, being September 11, 2017. The non-controlling interest of $7,579,550 was determined based on 49% of the fair value of CCAA’s net identifiable assets as estimated by the Company.

In conjunction with the acquisition, both the Company and the non-controlling interest shareholder contributed loans of $178,500 and $171,500, respectively. The terms of the loans are such that they will be repaid first, prior to any future distributions and are non-interest bearing.

9

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and nine months ended September 30, 2017 and 2016

4.	Business combinations (continued):

RSA

In September 2017, a subsidiary of the Company entered into an agreement of contribution, merger and sale which resulted in the acquisition of a 51% ownership interest in Raleigh Sedation Associates, LLC (“RSA”) and Blue Ridge Anesthesia Associates, LLC (“BRSA”). Combined, these entities provide anesthesia services in North Carolina. The total purchase price under the agreement was $7,248,960 and was paid via cash. As part of the transaction, the Company also entered into an operating agreement between it and the non-controlling interest shareholders of RSA and BRSA which governs the operation of the acquired entities. As a result of the 51% ownership interest acquired and the operating agreements, the Company has acquired control of RSA and BRSA, and, as a result, 100% of the financial results of these entities have been included in the Company’s consolidated financial statements from the date of acquisition, being September 21, 2017. The non-controlling interest of $6,964,687 was determined based on 49% of the fair value of RSA and BRSA’s net identifiable assets as estimated by the Company.

In conjunction with the acquisition, both the Company and the non-controlling interest shareholder contributed loans of $204,000 and $196,000, respectively. The terms of the loans are such that they will be repaid first, prior to any future distributions and are non-interest bearing.

ASA

In September 2017, a subsidiary of the Company entered into an asset purchase agreement to purchase 100% of certain assets of an anesthesia services provider in the Texas. The total purchase price under the asset purchase agreement was $3,500,000 and was paid via cash. The Company has obtained control over the business through its contractual ability to direct the relevant activities of the assets acquired. The results of the operation of these assets has been included in the Company’s consolidated financial statements from the date of acquisition, being September 28, 2017.

In the three and nine months ended September 30, 2017, the above noted acquisitions contributed revenue and net earnings before tax as follows:

	Three months ended September 30, 2017
	DDAB	OGAA	WFAA	CCAA	RSA	ASA	Total

Revenue	$965,853	$672,971	$466,525	$347,748	$179,623	$20,042	$2,652,762
Net earnings (loss) before tax	$(103,399)	$59,623	$170,557	$130,223	$21,653	$8,077	$286,734
Amortization	$627,597	$283,485	$117,846	$81,639	$71,068	$2,779	$1,184,414

	Nine months ended September 30, 2017
	DDAB	OGAA	WFAA	CCAA	RSA	ASA	Total

Revenue	$2,348,724	$1,333,786	$466,525	$347,748	$179,623	$20,042	$4,696,448
Net earnings (loss) before tax	$(276,196)	$60,829	$170,557	$130,223	$21,653	$8,077	$115,143
Amortization	$1,531,901	$614,217	$117,846	$81,639	$71,068	$2,779	$2,419,450

10

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and nine months ended September 30, 2017 and 2016

4.	Business combinations (continued):

The following unaudited supplemental pro forma financial information presents information as if the acquisitions had been completed on January 1, 2017. The pro forma financial information presented below (unaudited) is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place at the beginning of fiscal 2017. The pro forma financial information (unaudited) presented includes amortization charges for acquired intangible assets based on the values assigned in the purchase price allocation. Were the acquisitions completed on January 1, 2017, revenue for the Company would have been approximately $82.0 million and net income before tax would have been approximately $11.6 million.

	Nine months ended September 30, 2017
Pro Forma Information (unaudited)
	DDAB	OGAA	WFAA	CCAA	RSA	ASA	Total
Revenue	$2,642,315	$1,846,781	$2,099,363	$4,941,682	$5,388,690	$1,803,780	$18,722,611
Net earnings before tax	$(310,721)	$84,225	$767,597	$1,850,537	$649,590	$726,930	$3,768,158
Amortization	$1,723,389	$850,455	$530,310	$1,160,135	$2,132,047	$375,000	$6,771,336

During the period ended September 30, 2016, the Company completed three business combinations. All business combinations completed during the period have been included in the anesthesia segment of the Company and include the following:

Acquired Operation	Date Acquired	Consideration
Austin Gastroenterology Anesthesia Associates, PLLC (“AGAA”)	May 2016	$16,821,896
Community Anesthesia, PLLC (“Community”)	June 2016	$13,636,639
Arapahoe Gastroenterology Anesthesia Associates, LLC (“Arapahoe”)	June 2016	$ 3,700,000

The results of operations of the acquired businesses have been included in the Company’s consolidated financial statements from the date of acquisition.

11

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and nine months ended September 30, 2017 and 2016

4.	Business combinations (continued):

The following table summarizes the fair value of the consideration transferred and the fair values of the assets and liabilities acquired at the acquisition date.

	AGAA	Community	Arapahoe	Total
Cash	$13,000,000	$13,636,639	$3,700,000	$30,336,639
Deferred consideration	3,821,895	-	-	3,821,895
Purchase consideration	16,821,895	13,636,639	3,700,000	34,158,534
Non-controlling interest	16,162,214	7,342,806	3,554,902	27,059,922
	$32,984,109	$20,979,445	$7,254,902	$61,218,456

Assets and liabilities acquired:
Exclusive professional services agreements	32,984,109	20,979,445	$7,254,902	$61,218,456
Pre-close trade receivables	-	917,998	-	917,998
Pre-close trade payables	-	(917,998)	-	(917,998)
Fair value of net identifiable assets and liabilities acquired	$32,984,109	$20,979,445	$7,254,902	$61,218,456

Exclusive professional services agreements – amortization term	10 years	5 years	5 years
Acquisition costs expensed in relation to above acquisitions				$348,251

As a result of the above business combinations completed in 2016, the Company recognized intangible assets totaling $61,218,456 during the year ended December 31, 2016, along with non-controlling interest of $27,059,922.

12

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and nine months ended September 30, 2017 and 2016

5.	Anesthesia services expense:

For the three and nine month periods ended September 30:

	Three months ended		Nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016

Employee related	$7,106,062	$5,816,173	$20,321,355	$13,070,840
Depreciation and amortization	5,898,442	4,714,227	16,561,085	10,118,306
Bad debt expense	1,186,283	1,127,938	3,483,824	2,561,087
Office related	1,648,749	1,500,809	4,671,734	3,666,342
Acquisition expense	355,992	20,720	570,900	368,972
Medical supplies	150,528	194,262	430,749	554,311
Stock-based compensation	100,463	38,308	355,825	81,823
Professional fees	113,917	64,500	350,352	248,462
Insurance	57,751	35,313	173,338	66,496
Travel and entertainment	99,669	54,564	240,578	106,770
Corporate related expenses	-	520	-	820

	$16,717,856	$13,567,334	$47,159,740	$30,844,229

6.	Product sales expense:

For the three and nine month periods ended September 30:

	Three months ended		Nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016

Employee related	$415,654	$364,718	$1,241,756	$1,084,815
Product cost and support	512,584	485,383	1,509,507	1,457,825
Professional fees	84,721	49,003	303,273	193,494
Office related	73,881	60,575	206,757	187,436
Stock-based compensation	90,371	90,212	276,880	272,976
Insurance	4,540	13,776	11,952	41,330
Depreciation and amortization	14,557	14,610	39,702	30,253
Foreign exchange	2,924	801	12	11,478

	$1,199,232	$1,079,078	$3,589,839	$3,279,607

13

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and nine months ended September 30, 2017 and 2016

7.	Corporate expense:

For the three and nine month periods ended September 30:

	Three months ended		Nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016

Employee related	$425,096	$321,848	$1,238,550	$960,096
Professional expenses	233,774	106,201	628,804	456,769
Corporate	126,404	110,611	364,988	347,939
Stock-based compensation	776,854	169,210	2,022,470	496,490
Travel and entertainment	69,812	42,887	179,726	192,526
Office related	53,700	44,133	150,742	131,427
Insurance	79,916	58,326	232,936	184,026
Depreciation and amortization	5,775	13,518	9,751	39,222
Foreign exchange	4,969	458	26,351	18,507

	$1,776,300	$867,192	$4,854,318	$2,827,002

8.	Derivative asset:

On January 21, 2016, the Company entered into a cross currency swap with the Bank of Nova Scotia (“Scotia”) to lock in the Canadian dollar to U.S. dollar foreign exchange rate on its Canadian dollar denominated Crown Note (note 9) at 1.448. Under the cross currency swap, Scotia was committed to payments on the principal amount of the Crown Note of CAD$22,500,000 at a rate of 12% while the Company was committed to payments on the principal amount of the Crown Note of $15,538,674 at 13.17%.

The Company accounted for the cross currency swap as a derivative financial instrument at fair value through profit or loss and recorded the fair value of the instrument on the balance sheet with changes in the fair value of the instrument recorded through earnings in the period (note 12). In conjunction with the extinguishment of the Crown Note (note 9), the cross currency swap was settled. The Company received a payment of $1,313,874 as a result of settlement of the cross currency swap on June 26, 2017.

9.	Notes payable:

September 30, 2017	Crown Note	Scotia Facility	Total
Current portion	$-	3,007,812	$3,007,812
Non-current portion	-	60,734,278	60,734,278
Total loans and borrowings	$-	63,742,090	$63,742,090

December 31, 2016	Crown Note	Scotia Facility	Total
Current portion	$-	5,791,787	$5,791,787
Non-current portion	15,208,256	22,930,518	38,138,774
Total loans and borrowings	$15,208,256	28,722,305	$43,930,561

14

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and nine months ended September 30, 2017 and 2016

9.	Notes payable (continued):

Crown Capital Fund III Management Inc. (“Crown Note”)

On December 1, 2014, the Company entered into an agreement to borrow funds in the form of a subordinated note payable from Crown Capital Fund III Management Inc. At inception, the original amount of the note payable was CAD$22,500,000 (USD$19,863,000). The note bore interest at 12% per annum with a decrease to 10% upon repayment and performance in full of the Company’s obligations under its senior credit agreement (see Scotia Facility). Interest on the note was payable on a quarterly basis beginning March 31, 2015, with the payment of the principal scheduled for June 1, 2018. In compensation for its services, the Company paid Crown a combination of cash CAD$1,350,000 (USD$1,191,780) and shares (2,000,000 common shares) in addition to reimbursement of legal costs in relation to issuance of the note. The Crown note was subordinate to the Scotia Facility. The note was classified as an other financial liability and recorded at amortized cost.

In conjunction with an increase to the Scotia Facility in June 2017, noted below, the Company repaid in full the principal owing on the Crown Note of CAD$22,500,000 ($17,043,750), with related interest, prepayment penalties and other extinguishment costs of CAD$1,568,384 ($1,188,051). As a result of the extinguishment of the Crown Note, the Company recorded finance expense of $1,789,882 representing the difference between the carrying value of the loan at extinguishment and the consideration transferred to extinguish its financial obligations under the Crown Note.

The Bank of Nova Scotia (“Scotia Facility”)

On November 24, 2015, the Company entered into a credit facility with the Bank of Nova Scotia. The facility, which had a maturity date of April 30, 2018, provided financing of up to $55,000,000, after amendment on June 15, 2016. In conjunction with the 2016 amendment, the Company paid $390,400 in fees to the Bank of Nova Scotia and legal counsel.

On June 26, 2017, the Company amended the Scotia Facility to provide financing of up to $100,000,000 via a revolving and term facility. The amended facility has a maturity date of June 26, 2020. In conjunction with this amendment, the Company incurred fees of $501,565. As at September 30, 2017, the Company had drawn $64,200,000 on the amended facility (2016 - $29,000,000). The amendment was determined to be a substantial modification and the Company extinguished the previous Scotia facility and wrote off deferred financing costs related to the previous facility of $173,511. The Facility is repayable in full at maturity, with scheduled principal repayments on a quarterly basis beginning September 30, 2017 based on the initial principal issued under the term facility. The facility bears interest at a floating rate based on the US prime rate, LIBOR or bankers’ acceptance rates plus an applicable margin. At September 30, 2017, interest on the facility is calculated at LIBOR plus 2.50% on the revolving portion of the facility and LIBOR plus 2.0% on the term portion of the facility. The Facility is secured by the assets of the Company. The Company is required to maintain the following financial covenants in respect of the Facility:

15

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and nine months ended September 30, 2017 and 2016

Financial Covenant	Required Ratio
Total funded debt ratio	2.75:1.00
Fixed charge coverage ratio	1.15:1.00

9.	Notes payable (continued):

The Company is in compliance with all covenants at September 30, 2017.

The consolidated minimum loan payments (principal) for all loan agreements in the future are as follows:

Minimum Principal
At September 30, 2017
Not later than one year	$3,175,000
Between one and five years	$61,025,000
$64,200,000

10.	Share capital:

(a)	Issued and outstanding – common shares:

Other than in connection with shares issued in respect of the Company’s share unit and share option plans, there were no share transactions in the three and nine months ended September 30, 2017.

On March 29, 2016, the Company issued 46,851 common shares on the exercise of 46,851 broker warrants issued in connection with the Company’s bought deal equity offering on March 25, 2015. Gross proceeds on exercise were $121,095 (CAD$159,293) and the fair value of the instruments exercised was $48,335 (CAD$60,502).

(b)	Share unit plan:

In June 2017, the shareholders of the Company approved the 2017 Share Unit Plan. The 2017 Share Unit Plan is substantially similar to the Share Unit Plan adopted in 2014 and amends certain of the provisions in the 2014 plan to adhere to best practice corporate governance practices. Employees, directors and eligible consultants of the Company and its designated subsidiaries are eligible to participate in the Share Unit Plan. In accordance with the terms of the plan, the Company will approve those employees, directors and eligible consultants who are entitled to receive share units and the number of share units to be awarded to each participant. Each share unit awarded conditionally entitles the participant to receive one common share of the Company upon attainment of the share unit vesting criteria. The vesting of share units is conditional upon the expiry of time-based vesting conditions, performance-based vesting conditions or a combination of the two. Once the share units vest, the participant is entitled to receive the equivalent number of underlying common shares.

16

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and nine months ended September 30, 2017 and 2016

10.	Share capital (continued):

(b)	Share unit plan (continued):

A summary of the status of the plan as of September 30, 2017 and 2016 is as follows:

	Time based share units	Performance based share units

Outstanding, January 1, 2016	509,000	1,000,000

Issued	191,500	250,000
Vested	(80,000)	-
Forfeited	(50,000)	-
Expired	-	-

Outstanding, September 30, 2017	570,500	1,250,000

Outstanding, January 1, 2017	1,068,000	2,350,000

Issued	84,000	-
Vested	(212,000)	(1,000,000)
Forfeited	(30,000)	-
Expired	-	-

Outstanding, September 30, 2017	910,000	1,350,000

During the three and nine months ended September 30, 2017, 1,000,000 of those units which vested upon the Company meeting certain market based performance targets vested. Upon vesting, the Company issued 1,000,000 common shares. The Company also issued net shares of 202,549 in respect of 212,000 time based share units which vested during the three and nine months ended September 30, 2017.

During the quarter ended September 30, 2017, the Company recognized $962,612 (2016 - $282,647) in compensation expense in relation to share units.

During the nine months ended September 30, 2017, the Company recognized $2,635,593 (2016 - $775,782) in compensation expense in relation to share units.

(c)	Stock option plan:

During the quarter ended September 30, 2017, the Company recognized $5,074 (2016 - $15,082) in compensation expense in relation to stock options.

During the nine months ended September 30, 2017, the Company recognized $19,580 (2016 – $75,506) in compensation expense in relation to stock options.

17

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and nine months ended September 30, 2017 and 2016

10.	Share capital (continued):

(d)	Earnings per share:

The calculation of basic earnings per share for the three months ended September 30, 2017 and 2016 is as follows.

	Three months ended September 30
	2017			2016
	Net earnings	Weighted average number of common shares outstanding	Per share amount	Net earnings	Weighted average number of common shares outstanding	Per share amount

Net earnings (loss):

Earnings (loss) per common share:
Basic	$2,228,486	74,109,738	$0.030	$2,869,515	71,958,864	$0.040
Share options		1,171,417			2,035,477
Share units		198,807			275,963
Broker warrants		-			40,243

Diluted	$2,228,486	75,479,962	$0.030	$2,869,515	74,310,547	$0.039

For the three months ended September 30, 2017, 242,020 options (2016 – 294,948) and 2,078,476 share units (2016 – 1,199,754) were excluded from the diluted weighted average number of common shares calculation.

The calculation of basic earnings per share for the nine months ended September 30, 2017 and 2016 is as follows.

	Nine months ended September 30
	2017			2016
	Net earnings	Weighted average number of common shares outstanding	Per share amount	Net earnings (loss)	Weighted average number of common shares outstanding	Per share amount

Net earnings:

Earnings per common share:
Basic	$3,276,711	73,691,799	$0.044	$7,094,285	71,579,028	$0.099
Share options		1,351,914			2,260,988
Share units		649,409			252,141
Broker warrants					64,419

Diluted	$3,276,711	75,693,122	$0.043	$7,094,285	74,156,576	$0.096

18

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and nine months ended September 30, 2017 and 2016

10.	Share capital (continued):

(d)	Earnings per share (continued):

For the nine months ended September 30, 2017, 135,610 options (2016 – 387,602) and 1,939,959 share units (2016 – 1,215,180) were excluded from the diluted weighted average number of common shares calculation.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

11.	Net finance expense

Recognized in earnings in the three and nine months ended September 30:

	Three months ended		Nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Finance income:
Foreign exchange (gain)	$-	$(23,655)	$-	$(1,026,429)
Net change in fair value of financial liabilities at fair value through earnings	(858,628)		(814,565)
Total finance income	$(858,628)	$(23,655)	$(814,565)	$(1,026,429)

Finance expense:
Interest and accretion expense on borrowings	$270,528	$1,131,089	$2,419,296	$2,948,811
Accretion expense on earn-out obligation and deferred consideration	146,737	146,916	462,241	416,348
Amortization of deferred financing fees	41,797	74,273	192,202	540,199
Net change in fair value of financial liabilities at fair value through earnings	-	37,864	-	341,725
Foreign exchange loss	-	-	88,084	-
Extinguishment of notes payable and bank indebtedness	-	-	2,044,867	-
Other	-	15,000	25,472	27,215
Total finance expense	$459,062	$1,405,142	$5,232,162	$4,274,298
Net finance expense	$(399,566)	$1,381,487	$4,417,597	$3,247,869

19

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and nine months ended September 30, 2017 and 2016

12. Financial instruments:

The Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, derivative assets, trade and other payables, employee benefit obligations, short term advances, loans, member loans, notes payable, deferred consideration, contingent consideration and the Company’s earn-out obligation. The fair values of these financial instruments, except the derivative asset, notes payable balances, deferred consideration, and the earn-out obligation, approximate carrying value because of their short-term nature. The earn-out obligation and derivative asset are classified as financial instruments recorded at fair value through earnings. The fair value of the Scotia Facility approximates carrying value as it is a floating rate instrument. The carrying value of the deferred consideration approximates fair value as the discount rate used is reflective of the underlying credit risk of the Company.

An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

20

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and nine months ended September 30, 2017 and 2016

12. Financial instruments (continued):

The Company’s derivative asset was carried at fair value as disclosed in note 8. The fair value of the derivative asset was determined using models to estimate the present value of expected future cash flows. The derivative asset was considered a Level 2 instrument because, while observable inputs were available, they were not quoted in an active market. As at September 30, 2017, the derivative had been settled.

The Company’s earn-out obligation is measured at fair value on a recurring basis using significant unobservable inputs (Level 3). The Company has used a probability weighted valuation technique in calculating the fair value of the earn-out obligation. This valuation technique included inputs relating to estimated cash outflows under the arrangement and the use of a discount rate appropriate to the Company. The Company evaluates the inputs into the probability weighted valuation technique at each reporting period. During the three and nine months ended September 30, 2017, the Company revised its assumptions underlying the discount rate used in the calculation of the fair value of the earn-out obligation to account for changes in the underlying credit risk of the Company as well as the probabilities underlying the timing and amount of payment. The downward adjustment of the discount rate from 3.80% at December 31, 2016 to 3.51% at September 30, 2017 and the amendment of probabilities resulted in a decrease of $814,565 to the fair value of the earn-out obligation. The impact of this adjustment was recorded through finance recovery in the period with a recovery of $858,628 recorded in the three months ended September 30, 2017, and expense of $29,200 recorded in the three months ended June 30, 2017 and an expense of $14,863 recorded in the three months ended March 31, 2017.

The fair value measurements are sensitive to the discount rate used in calculating the fair values as well as the probability assessments used. A 1% increase in the discount rate would reduce the fair value of the earn-out obligation by $167,234. A 10% change in the probability assessments used would change the fair value of the earn-out obligation by $455,243. During the three and nine months ended September 30, 2017, the Company recorded accretion expense of $118,366 and $363,748, respectively, in relation to this liability, reflecting the change in fair value of the liabilities that is attributable to credit risk.

Reconciliation of level 3 fair values:

Earn-out Obligation
Balance as at January 1, 2017	$ 13,149,130
Recorded in finance expense:
Accretion expense	363,748
Fair value adjustment	(814,565)
Balance as at September 30, 2017	$ 12,698,313

21

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and nine months ended September 30, 2017 and 2016

13.	Segmented information:

The Company operates in two industry segments: the sale of medical products and the provision of anesthesia services. The revenues relating to geographic segments based on customer location, in United States dollars, for the three and nine months ended September 30, 2017 and 2016 are as follows:

	Three months ended		Nine months ended
Revenue:	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Canada and other	$65,592	$77,470	$189,643	$178,044
United States	23,279,438	22,030,667	67,749,583	52,354,485
Total	$23,345,030	$22,108,137	$67,939,226	$52,532,529

The Company’s property and equipment and intangible assets are located in the following geographic regions as at September 30, 2017 and December 31, 2016:

	2017	2016
Property and equipment:
Canada	$369,860	$316,145
United States	10,976	8,053
Total	$380,836	$324,198
Intangible assets:
Canada	$35,933	$31,934
United States	176,879,099	133,635,377
Total	$176,915,032	$133,667,311

22

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and nine months ended September 30, 2017 and 2016

13.       Segmented information (continued):

The financial measures reviewed by the Company’s Chief Operating Decision Maker are presented below for the three and nine months ended September 30, 2017 and 2016. The Company does not allocate expenses related to corporate activities. These expenses are presented within “Other” to allow for reconciliation to reported measures.

	Three months ended September 30, 2017
	Anesthesia services	Product sales	Other	Total
Revenue	$20,480,288	$2,864,742	$-	$23,345,030
Operating costs	16,717,856	1,199,232	1,776,300	19,693,388
Operating income	$3,762,432	$1,665,510	$(1,776,300)	$3,651,642

	Three months ended September 30, 2016
	Anesthesia services	Product sales	Other	Total
Revenue	$19,446,645	$2,661,492	$-	$22,108,137
Operating costs	13,567,334	1,079,078	867,192	15,513,604
Operating income	$5,879,311	$1,582,414	$(867,192)	$6,594,533

	Nine months ended September 30, 2017
	Anesthesia services	Product sales	Other	Total
Revenue	$59,510,491	$8,428,735	$-	$67,939,226
Operating costs	47,159,740	3,589,839	4,854,318	55,603,897
Operating income	$12,350,751	$4,838,896	$(4,854,318)	$12,335,329

	Nine months ended September 30, 2016
	Anesthesia services	Product sales	Other	Total
Revenue	$44,813,732	$7,718,797	$-	$52,532,529
Operating costs	30,844,229	3,279,607	2,827,002	36,950,838
Operating income	$13,969,503	$4,439,190	$(2,827,002)	$15,581,691

23